                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -------------------
                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                              --------------------
                                 BILLSERV, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


          Options to Purchase Common Shares, Par Value $0.01 Per Share, Granted to Eligible Employees Under Billserv, Inc.'s 1999 Employee
    Comprehensive Stock Plan and to Eligible Directors Under Billserv, Inc.'s 1999 Non-Employee Director Plan Having an Exercise Price of $4.00 or More
                         (Title of Class of Securities)

                              ---------------------
                                    090181108
                (CUSIP Number of Underlying Class of Securities)


                               Marshall N. Millard
              Senior Vice President, General Counsel and Secretary
                                 Billserv, Inc.
                        211 N. Loop 1604 East, Suite 100
                            San Antonio, Texas 78232
                                  210-402-5030
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)

                              ---------------------
                                    Copy to:
                                Timothy N. Tuggey
                             Loeffler Jonas & Tuggey
                          755 East Mulberry, Suite 200
                            San Antonio, Texas 78212
                                 (210)-354-4300

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[_]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-l.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to schedule 13D under Rule 13d-2

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

                  This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Billserv, Inc., a Nevada corporation ("Billserv"), relating to the offer by Billserv to exchange outstanding employee options to purchase its common shares under Billserv's 1999 Employee Comprehensive Stock Option Plan and outstanding director options to purchase its common shares under Billserv's 1999 Non-Employee Director Plan having an exercise price of $4.00 or more for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 10, 2002, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

Items 1 through 8 and 10 through 11.

Items 1 through 8 and 10 through 11 of the Tender Offer Statement, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

Section 16 on page 39 of the Offer to Exchange, entitled "Additional Information," is amended by deleting the following paragraph:

         We hereby incorporate by reference additional documents that we may file with the SEC between the date of this prospectus and the expiration date of our offer. These include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

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Section 16 is further amended by deleting subsection (a) and subsection (b) and replacing them with the following:

     (a) Our Annual Report on Form 10-K for the year ended December 31, 2001, filed April 1, 2002;
     (b) Our most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed May 13, 2002; and
     (c) The description of our common shares contained in our registration statements on Form 10, filed on June 11, 1999, including all amendments or reports updating this description; and Form S-8, filed on February 23, 2000, including all amendments or reports updating this information.

Item 10.  Financial Statements.

Item 10 of the Tender Offer Statement is amended to add the following sentence:

The information set forth in Exhibit (a)(5) identified in Item 12 and attached hereto is also incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(5), (a)(6), and (a)(7), which are attached hereto, as follows:

          (a)(5) Supplemental Information Concerning Offer to Exchange

          (a)(6) Form of Cover Letter to Employees Accompanying Supplemental Information Concerning Offer to Exchange

          (a)(7) Form of Acceptance Notice

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Billserv, Inc.

                                          /s/  Terri A. Hunter
                                          ----------------------------------
                                          Terri A. Hunter
                                          Executive Vice President and
                                          Chief Financial Officer

Date:    June 6, 2002

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                                INDEX TO EXHIBITS




Exhibit
Number        Description
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(a) (5)  Supplemental Information Concerning Offer to Exchange.

(a) (6) Form of Cover Letter to Employees Accompanying Supplemental Information Concerning Offer to Exchange

(a) (7)  Form of Acceptance Notice